FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK TAKES DELIVERY OF THREE VESSELS AND EXPANDS ITS OPERATIONAL FLEET TO SIX VESSELS

New York, New York, January 03, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK), announced today that it has taken delivery of the following three vessels:

The M/V “Star Beta” (ex B Duckling), a Capesize vessel of 174,691 dwt built in 1993. Star Beta has been committed to a two-year Time Charter at a gross daily rate of USD 106,500.

The “Star Zeta” (ex I Duckling), a Supramax vessel of 52,994 dwt built in 2003. Star Zeta is currently under a pre-existing time charter employment contract at a gross daily rate of USD 30,500 until the end of March 2008; thereafter, the vessel will enter into a five-year Time Charter until March 2013 at a gross daily rate of USD 39,500.

The M/V “Star Delta” (ex F Duckling), a Supramax vessel of 52,434 dwt built in 2000. Star Delta is currently under a pre-existing time charter employment at a gross daily rate of USD 25,800 until early May 2009.

Star Bulk has agreed to acquire a total of nine dry bulk vessels including two Capesize, one Panamax and six Supramax vessels. As of today, the company has taken delivery of one Capesize and five Supramax vessels, thereby expanding its operational fleet to six vessels. The remaining three vessels are scheduled for delivery within January 2008, as per the table below.

Akis Tsirigakis, President and CEO of Star Maritime commented: “We are pleased to commence the New Year with the delivery of three additional vessels implementing an accelerated delivery schedule. Our operational fleet has now reached a total of six vessels within just over a month since our Redomiciliation Merger.”

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet. Star Bulk expects to complete delivery of the vessels included in the table below within January 2008.

Vessel Name	Type	DWT	Year Built	Delivered to SLBK	Charter Party Expiry (1)	Time Charter rate (2)
CURRENT FLEET
Star Beta (ex. B Duckling)	Capesize	174,691	1993	Dec. 28, 2007	Mar 31, 2010	$106,500
Star Zeta (ex. I Duckling)	Supramax	52,994	2003	Jan. 2, 2008	Mar 28,2008 Mar 2013	$30,500 $39,500
Star Delta (ex. F Duckling)	Supramax	52,434	2000	Jan. 2, 2008	May 7, 2009	$25,800
Star Theta (ex. J Duckling)	Supramax	52,425	2003	Dec. 7, 2007	Jun 16, 2009	$32,500
Star Epsilon (ex. G Duckling)	Supramax	52,402	2001	Dec. 4, 2007	Mar 15, 2009	$25,550
Star Kappa (ex E Duckling)	Supramax	52,055	2001	Dec. 18, 2007	Nov 23, 2010	$47,800
Total		437,001
VESSELS TO BE DELIVERED
Star Alpha (ex. A Duckling)	Capesize	175,075	1992	Jan. 2008*	Oct 5, 2009	$47,500
Star Iota (ex. Mommy Duckling)	Panamax	78,585	1983	Jan. 2008*	Jan 15, 2009	$18,000
Star Gamma (ex. C Duckling)	Supramax	53,098	2002	Jan. 2008*	Jan 25, 2009	$28,500
Total		306,758
Fleet Total		743,759

* Indicates expected delivery

(1)Represents the latest expiry date allowed by the charter party
(2)Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, phosphate and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Star Bulk has definitive agreements to acquire a fleet of nine dry bulk carriers, six of which have been delivered, from subsidiaries of TMT Co, Ltd. The nine dry bulk carriers consist of two Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 9.5 years and a combined cargo carrying capacity of 743,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated January 3, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President